

Mail Stop 3628

May 20, 2010

Via Facsimile and U.S. Mail

P. Jerome Richey
Senior Vice President, Counsel and Secretary
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **CNX Gas Corporation**
> **Amendment No. 1 to Schedule TO-T/13E-3 filed May 14, 2010**
> **File No. 5-82582**

Dear Mr. Richey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. We note your response to comment four in our letter dated May 7, 2010. Please revise to expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

   - The rights and protections that the federal securities laws provide to security holders;
   - The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies;

and
- The reporting obligations for officers, directors, and principal stockholders of public companies.

2. We note your response to comment 11 in our letter dated May 7, 2010, and it appears that the minimum condition may be waived if the board passes another resolution or otherwise acts to remove the restriction. Please revise to include the substance of your response and supplementally confirm your understanding that the offer must remain open for at least five business days if the minimum condition is waived.

3. We note your response to comment 19 in our letter dated May 7, 2010 and that you intend to fund the tender offer from borrowing under your credit facility. Please revise to include the information required by Item 1007(d) of Regulation M-A and file the loan agreement as an exhibit to the schedule. Refer to Item 1016(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Katz, Esq.
        Wachtell, Lipton, Rosen & Katz